CIBT EDUCATION GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2011

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying interim financial statements, notes to interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2011	August 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$5,858,972	$11,511,835
Accounts receivable (Note 4)	16,855,879	11,223,894
Marketable securities	60,000	60,000
Prepaid expenses and other assets	1,056,109	1,197,086
Inventory	625,390	530,467

	24,456,350	24,523,282
DUE FROM RELATED PARTIES (Note 17)	-	143,721
PROPERTYAND EQUIPMENT, net (Note 6)	3,159,410	3,418,853
INTANGIBLE ASSETS (Note 7)	10,980,315	14,825,117
GOODWILL (Note 8)	8,711,791	10,999,696
DEFERRED OFFERING COSTS (Note 9)	-	400,252
FUTURE INCOME TAX ASSETS	2,547,468	658,417

	$49,855,334	$54,969,338

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 5)	$4,448,930	$5,007,187
Income taxes payable	494,087	522,921
Deferred educational revenue	21,648,232	17,836,047
Capital lease obligations – current portion	25,764	118,098
Current portion of long-term debt (Note 10)	2,351,073	2,757,164
Due to related parties (Note 17)	101,921	118,303

	29,070,007	26,359,720

CAPITAL LEASE OBLIGATIONS	317,701	222,810

LONG-TERM DEBT (Note 10)	36,724	36,724

	29,424,432	26,619,254

NON-CONTROLLING INTERESTS	1,180,789	1,327,126

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 11)	47,709,836	47,709,836

CONTRIBUTED SURPLUS	5,339,150	5,200,036

WARRANTS	-	63,000

TREASURY SHARES HELD (Note 12)	(3,304,055)	(3,273,790)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(491,060)	(471,573)

DEFICIT	(30,003,758)	(22,204,551)

	19,250,113	27,022,958

	$49,855,334	$54,969,338

SUBSEQUENT EVENTS (Note 21)

Approved on behalf of the Board:

“Toby Chu”	“Troy Rice”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
(Unaudited)

	3 Months Ended May 31, 2011	3 Months Ended May 31, 2010	9 Months Ended May 31, 2011	9 Months Ended May 31, 2010

REVENUES
Educational	$13,238,521	$12,788,359	$38,797,051	$34,646,094
Design and advertising	630,078	493,585	1,517,912	1,178,102

	13,868,599	13,281,944	40,314,963	35,824,196

DIRECT COSTS
Educational	4,875,158	4,897,503	14,240,103	12,205,693
Design and advertising	384,498	244,962	750,431	512,517

	5,259,656	5,142,465	14,990,534	12,718,210

OTHER EXPENSES
General and administrative (Note 18)	9,446,329	8,138,084	27,040,316	21,393,276
Amortization	372,444	355,442	1,163,791	1,010,150
Business development costs	58,737	-	58,737	-
Stock-based compensation	71,235	45,356	76,114	217,626

	9,948,745	8,538,882	28,338,958	22,621,052

	(1,339,802)	(399,403)	(3,014,529)	484,934

INTEREST AND OTHER INCOME	8,994	7,716	44,840	15,795
FOREIGN EXCHANGE GAIN (LOSS)	6,291	9,879	(14,337)	(86,886)
INTEREST ON LONG-TERM DEBT	(37,243)	(19,761)	(111,035)	(44,271)
GAIN (LOSS) ON DISPOSAL OF ASSETS	8,611	-	7,418	(9,075)
IMPAIRMENT OF INTANGIBLE ASSETS AND GOODWILL (Notes 7 and 8)	(5,769,252)	-	(5,769,252)	-
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 9)	(510,711)	-	(510,711)	-
RESTRUCTURING AND INTEGRATION COSTS	-	(221,000)	-	(221,000)

(LOSS) INCOME BEFORE INCOME TAXES	(7,633,112)	(622,569)	(9,367,606)	139,497

INCOME TAX RECOVERY (PROVISION) (Note 14)
Current income tax provision	(993)	(29,236)	(1,704)	(160,471)
Future income tax recovery	1,319,312	47,966	1,889,051	1,752,588

	1,318,319	18,730	1,887,347	1,592,117

(LOSS) INCOME AFTER INCOME TAXES	(6,314,793)	(603,839)	(7,480,259)	1,731,614

NON-CONTROLLING INTERESTS	(88,277)	(195,787)	(318,948)	(495,924)

NET (LOSS) INCOME	$(6,403,070)	$(799,626)	$(7,799,207)	$1,235,690

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE	$(0.10)	$(0.01)	$(0.12)	$0.02

COMPREHENSIVE (LOSS) INCOME

Net (loss) income	$(6,403,070)	$(799,626)	$(7,799,207)	$1,235,690
Unrealized translation adjustments	17,282	11,653	(19,487)	(73,980)

Comprehensive (loss) income	$(6,385,788)	$(787,973)	$(7,818,694)	$1,161,710

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	66,792,824	66,826,987	66,815,474	65,289,205
Diluted	66,792,824	67,260,962	66,815,474	65,701,942

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited)

	3 Months Ended May 31, 2011	3 Months Ended May 31, 2010	9 Months Ended May 31, 2011	9 Months Ended May 31, 2010

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of period	$(508,342)	$(526,358)	$(471,573)	$(440,725)
Unrealized translation adjustments	17,282	11,653	(19,487)	(73,980)

Balance, end of period	$(491,060)	$(514,705)	$(491,060)	$(514,705)

Ending balance of accumulated other comprehensive loss comprised of:

Unrealized translation adjustments	$(491,060)	$(514,705)	$(491,060)	$(475,131)
Change in fair value of available-for-sale financial assets	-	-	-	(39,574)

Balance, end of period	$(491,060)	$(514,705)	$(491,060)	$(514,705)

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Share Capital					Accumulated
	Number of					Other
	Common Shares	Dollar Amount	Warrants	Contributed Surplus	Treasury Shares	Comprehensive Income	Deficit	Total Equity

Balance, August 31, 2009	64,109,297	$44,350,606	$648,600	$4,944,877	$(4,325,491)	$(440,725)	$(22,506,813)	$22,671,054

Stock-based compensation	-	-	-	232,626	-	-	-	232,626

Reclassification of agent’s warrants	-	-	153,675	(153,675)	-	-	-	-

Purchase of treasury shares	-	-	-	-	(29,674)	-	-	(29,674)

Treasury shares sold during the year	-	-	-	(501,267)	1,081,375	-	(280,108)	300,000

Shares issued for private placement, net of issue costs of $206,270	4,726,714	3,039,430	63,000	-	-	-	-	3,102,430

Shares issued for cash by exercise of options	390,000	319,800	-	(124,800)	-	-	-	195,000

Warrants reclassified on expiry	-	-	(802,275)	802,275	-	-	-	-

Unrealized translation adjustments	-	-	-	-	-	(70,422)	-	(70,422)

Reclassification of losses on available-for-sale financial assets to earnings	-	-	-	-	-	39,574	-	39,574

Net income for the year	-	-	-	-	-	-	582,370	582,370

Balance, August 31, 2010	69,226,011	$47,709,836	$63,000	$5,200,036	$(3,273,790)	$(471,573)	$(22,204,551)	$27,022,958

Stock-based compensation	-	-	-	76,114	-	-	-	76,114

Warrants reclassified on expiry	-	-	(63,000)	63,000	-	-	-	-

Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)

Unrealized translation adjustments	-	-	-	-	-	(19,487)	-	(19,487)

Net loss for the period	-	-	-	-	-	-	(7,799,207)	(7,799,207)

Balance, May 31, 2011	69,226,011	$47,709,836	$-	$5,339,150	$(3,304,055)	$(491,060)	$(30,003,758)	$19,250,113

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	3 Months Ended May 31, 2011	3 Months Ended May 31, 2010	9 Months Ended May 31, 2011	9 Months Ended May 31, 2010

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(6,403,070)	$(799,626)	$(7,799,207)	$1,235,690
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	372,444	355,442	1,163,791	1,010,150
- stock-based compensation	71,235	45,356	76,114	217,626
- future income tax recovery	(1,319,312)	(47,966)	(1,889,051)	(1,752,588)
- loss (gain) on disposal of assets	(8,611)	-	(7,418)	9,075
- impairment of intangible assets and goodwill	5,769,252	-	5,769,252	-
- write-off of deferred offering costs	510,711	-	510,711	-
- non-controlling interests	88,277	195,787	318,948	495,924
- amortization of deferred curriculum costs	-	17,418	-	52,533

	(919,074)	(233,589)	(1,856,860)	1,268,410
Net changes in non-cash working capital items (Note 19)	(141,572)	464,751	(2,256,739)	(840,506)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(1,060,646)	231,162	(4,113,599)	427,904

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(129,151)	(105,738)	(462,057)	(555,402)
Acquisition of net assets of business entities, net of cash acquired (Note 3)	-	(3,999,692)	(50,000)	(4,886,025)
Curriculum development costs	-	(11,459)	-	(85,223)
Funds held in escrow	-	(700,378)	-	(700,378)

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(129,151)	(4,817,267)	(512,057)	(6,227,028)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	-	-	3,297,430
Treasury share transactions	(30,265)	-	(30,265)	(29,674)
Advances from related parties	22,246	15,117	127,339	242,875
Non-controlling interest draws	(77,967)	(136,465)	(427,967)	(396,465)
Lease obligation repayments	(26,550)	(18,946)	(113,185)	(69,680)
Deferred offering costs	61,361	(190,577)	(110,459)	(264,676)
Loan principal repayments	(152,062)	(51,902)	(406,091)	(205,612)
Loan principal advances	-	3,000,000	-	3,000,000

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(203,237)	2,617,227	(960,628)	5,574,198

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	17,019	(7,212)	(66,579)	(71,260)

NET DECREASE IN CASH	(1,376,015)	(1,976,090)	(5,652,863)	(296,186)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,234,987	12,017,032	11,511,835	10,337,128

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,858,972	$10,040,942	$5,858,972	$10,040,942

CASH AND CASH EQUIVALENTS:
Cash in bank	$4,803,070	$9,423,791	$4,803,070	$9,423,791
Term deposits	1,055,902	617,151	1,055,902	617,151

	$5,858,972	$10,040,942	$5,858,972	$10,040,942

The accompanying notes are an integral part of these interim consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s and KGIC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2010.  The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles and are consistent with those outlined in the 2010 audited consolidated financial statements.  In management’s opinion, these unaudited interim consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly such information.  The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.  As of May 31, 2011, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Future accounting standards
In December 2008, the CICA issued three new accounting standards:

(a) Handbook Section 1582 “Business Combinations”
(b) Handbook Section 1601 “Consolidated Financial Statements”
(c) Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition, the net earnings will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Future accounting standards (cont’d)
In December 2009, the CICA issued Emerging Issues Committee Abstract (“EIC”) 175 “Multiple Deliverable Revenue Arrangements”, replacing EIC 142 “Revenue Arrangements with Multiple Deliverables”.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) “Software Revenue Recognition”, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Company’s financial position and results of operations upon adoption.

NOTE 3 – ACQUISITIONS

KGIC Language College Corp.

As required under the terms of the agreement for the acquisition of KGIC, the Company paid an additional $700,000 into escrow in anticipation of purchase price adjustments resulting from the finalization of certain working capital and other conditions.  During the fiscal year ended August 31, 2010, $650,000 was paid to the vendors out of the escrow amount leaving $50,000 of purchase price payable as of August 31, 2010.

The amount held in escrow (being $50,000 as of August 31, 2010) were released from escrow during the three month period ended November 30, 2010 as a result of the satisfaction of certain conditions and adjustments based on the final determination of the working capital acquired at the time of closing.

Subsequent to August 31, 2010, the parties further amended the purchase consideration whereby $700,000 of purchase price was repaid by the selling parties to the Company.  This amount was recorded as accounts receivable and reflected in the purchase price allocation as at August 31, 2010.

The Company has agreed to pay a maximum of $3,917,810 of further consideration which will be paid and recognized upon the achievement of the following net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

Based on the results of operations for the KGIC Business for the period March 16, 2010 to May 31, 2011, it is unlikely that the Company will be paying further consideration under items (a) and (b) above since all the milestones were not achieved by the KGIC Business for the period ended May 31, 2011.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Trade receivables	$17,421,782	$10,759,227
Less: allowance for bad debts	(930,851)	(451,691)
KGIC purchase price adjustment receivable	-	700,000
Other	364,948	216,358

	$16,855,879	$11,223,894

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Trade accounts payable	$2,696,538	$2,704,039
Payroll and related liabilities	1,171,445	1,579,398
Purchase price payable	-	436,333
Tuition fees and grants payable	86,283	74,017
Others	494,664	213,400

	$4,448,930	$5,007,187

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Furniture and equipment	$3,915,240	$3,725,295
Leasehold improvements	2,939,758	2,805,483
Equipment under capital lease	547,647	524,524

	7,402,645	7,055,302

Accumulated amortization - furniture and equipment	(2,033,831)	(1,795,625)
Accumulated amortization - leasehold improvements	(2,011,679)	(1,634,967)
Accumulated amortization - equipment under capital lease	(197,725)	(205,857)

	(4,243,235)	(3,636,449)

	$3,159,410	$3,418,853

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 7 – INTANGIBLE ASSETS

Intangible assets consisted of the following at May 31, 2011 and August 31, 2010:

		May 31, 2011
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$5,529,047	$(2,238,270)	$3,290,777

Additions during the period	-	(356,468)	(356,468)
Foreign exchange adjustments	(12,212)	5,225	(6,987)

Ending balance	$5,516,835	$(2,589,513)	$2,927,322

Intangible assets not subject to amortization

Beginning balance			$11,534,340

Additions during the period			-
Impairments during the period			(3,481,347)

Ending balance			$8,052,993

Total intangible assets			$10,980,315

		August 31, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the year	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the year			1,610,000
Impairments during the year			(2,000,000)

Ending balance			$11,534,340

Total intangible assets			$14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 7 – INTANGIBLE ASSETS (cont’d)

	May 31, 2011
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(252,900)	$95,433
Internally developed curriculum – acquired	2,912,000	(568,200)	2,343,800
Foreign university cooperative agreements and others	2,256,502	(1,768,413)	488,089

	$5,516,835	$(2,589,513)	$2,927,322

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			460,993

			$8,052,993

Total intangible assets			$10,980,315

	August 31, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(203,813)	$144,520
Internally developed curriculum – acquired	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	2,268,714	(1,633,657)	635,057

	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,825,117

As at August 31, 2010, the Company recorded an impairment charge totalling $2,000,000 to the carrying value of intangible assets not subject to amortization as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China.  The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis.  The $2,000,000 impairment charge affected the carrying amount of the intangibles relating to the Beijing University agreement, which forms part of the Chinese university agreements and contracts asset category under intangible assets not subject to amortization.

During the three months period ended May 31, 2011, the Company received notification from the Beijing University that the agreement between the Company and Beijing University will not be renewed.  Accordingly, the Company recorded an impairment charge totalling $3,481,347 to the carrying value of intangible assets not subject to amortization.  The $3,481,347 impairment charge specific to the carrying amount of the intangibles relating to the Beijing University agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 8 – GOODWILL

Goodwill consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Beginning balance	$10,999,696	$7,010,875
Additions during the period	-	3,988,821
Impairments during the period	(2,287,905)	-

Ending balance	$8,711,791	$10,999,696

The purchase price allocation used to determine the additions in fiscal 2010 for the acquisition of KGIC was finalized during the three month period ended November 30, 2010.

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University agreement (refer to Note 7), the Company recorded an impairment charge totalling $2,287,905 to the carrying value of goodwill in the current period ended May 31, 2011.

NOTE 9 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company plans to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Due to further delays with the planned financing during the current period, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at May 31, 2011.  Deferred offering costs consisted of the following at May 31, 2011 and August 31, 2010:

	May 31, 2011	August 31, 2010

Beginning balance	$ 400,252	$ -
Additions during the period	110,459	600,252
Expensed during the period	(510,711)	(200,000)

Ending balance	$ -	$ 400,252

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 10 – LONG-TERM DEBT

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,350,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	37,296

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	501

2,387,797
Less: current portion	(2,351,073)

Balance at May 31, 2011	$36,724

NOTE 11 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

Share purchase warrants
The Company has no share purchase warrants outstanding at May 31, 2011.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, August 31, 2010	210,000	0.70	0.18 years

- warrants expired	(210,000)	0.70

Balance, May 31, 2011	-	-

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 11 – SHARE CAPITAL (cont’d)

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,035,000 shares at prices ranging from $0.42 per share to $1.53 per share exercisable for periods ending from January 21, 2012 to March 1, 2016.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the year	130,000	0.72
- options expired during the year	(25,000)	0.50
- options exercised during the year	(390,000)	0.50

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the period	1,365,000	0.43
- options expired during the period	(2,295,000)	1.13

Balance, May 31, 2011	3,035,000	0.94	2.65 years

Details of options outstanding as at May 31, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

200,000	$0.51	January 21, 2012	0.64 years
1,350,000	$1.53	June 21, 2012	1.06 years
70,000	$0.80	May 2, 2013	1.93 years
50,000	$0.60	August 8, 2013	2.19 years
100,000	$0.54	October 13, 2013	2.37 years
1,265,000	$0.42	March 1, 2016	4.76 years

3,035,000	$0.94 Average Price

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 11 – SHARE CAPITAL (cont’d)

Stock-based compensation
On May 3, 2010, 80,000 stock options were granted to employees, officers and directors of the Company at a price of $0.80 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $32,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 2.39%; expected dividend yield of 0% and an expected volatility of 75.5%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On August 9, 2010, 50,000 stock options were granted to employees, officers and directors of the Company at a price of $0.60 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $15,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.65%; expected dividend yield of 0% and an expected volatility of 75.1%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On October 14, 2010, 100,000 stock options were granted to an officer of the Company at a price of $0.54 per share, vesting at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant.  The fair value of these options at the date of grant totalling $26,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.56%; expected dividend yield of 0% and an expected volatility of 74.8%.  The estimated fair value of these options will be recorded over the vesting period of which $8,156 has been recorded to May 31, 2011.  The weighted average fair value price of the stock options on the date of grant is $0.26 per share.  On March 1, 2011, 1,265,000 stock options were granted to employees, officers and directors of the Company at a price of $0.42 per share, vesting at a rate of 20% on grant and 20% at the end of each of 12, 24, 36 and 48 months from the date of grant.  The fair value of these options at the date of grant totalling $278,300 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of five years; risk-free interest rate of 2.60%; expected dividend yield of 0% and an expected volatility of 66.4%.  The estimated fair value of these options will be recorded over the vesting period of which $67,958 has been recorded to May 31, 2011.  The weighted average fair value price of the stock options on the date of grant is $0.22 per share.

NOTE 12 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the fiscal year ended August 31, 2010.

On February 1, 2011, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  The Company may purchase up to 6,706 common shares per day from February 4, 2011 to February 3, 2012, being the expiry date of the normal course issuer bid.  The Company may terminate the normal course issuer bid at any time prior to February 3, 2012 by providing a notice of termination to the TSX.  As at May 31, 2011, 2,500,024 common shares with an accumulated cost of $3,304,055 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2009	3,146,496	$4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010	2,399,024	3,273,790

Purchases of treasury shares	101,000	30,265

Balance, May 31, 2011	2,500,024	$3,304,055

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 13 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.  The fair value of long term debt approximates book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

NOTE 14 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25.00% and the statutory rate applicable to the Company in Canada is 29.00% (2009 – 30.17%).  Income tax provision (recovery) in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s domestic operations in Canada.  The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the more likely than not realization of future income tax reductions.

NOTE 15 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $166,000.  For a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 15 – RISK MANAGEMENT (cont’d)

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at May 31, 2011 is reported net of allowance for bad debts of $930,851 (August 31, 2010 – $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.  The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at May 31, 2011:

	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total

Accounts payable and accrued liabilities	$4,448,930	$-	$-	$-	$4,448,930
Income taxes payable	494,087	-	-	-	494,087
Capital leases	25,764	181,881	135,820	-	343,465
Long-term debt	2,351,073	36,724	-	-	2,387,797
Operating leases	1,130,717	5,585,740	2,525,831	-	9,242,288

	$8,450,571	$5,804,345	$2,661,651	$-	$16,916,567

NOTE 16 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity ($19,250,113) and long-term debt ($2,387,797).  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 17 – RELATED PARTY TRANSACTIONS

As at May 31, 2011, a balance of $101,921 (August 31, 2010 – $118,303) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $101,921 balance is comprised of $51,342 due to officers of the Company and $50,579 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the three month period ended February 28, 2011, the President of SSDC repaid $143,721 to the Company, leaving a nil balance as at May 31, 2011 (August 31, 2010 – $143,721).

During the nine month period ended May 31, 2011, the Company and its subsidiaries incurred $939,500 (2010 – $965,327) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.  Effective January 1, 2011, a bonus of $150,000 is payable to the CEO of the Company in quarterly instalments of $37,500 per quarter.

NOTE 18 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended May 31, 2011	3 Months Ended May 31, 2010	9 Months Ended May 31, 2011	9 Months Ended May 31, 2010

Advertising	$3,331,483	$2,205,525	$8,342,647	$5,287,417
Bank charges and interest	83,596	104,235	255,418	219,782
Consulting and management fees	529,934	288,728	1,548,747	903,747
Directors insurance	-	-	45,439	79,889
Investor relations	2,000	21,662	71,783	82,687
Office and general	1,014,879	1,313,084	3,002,415	3,039,209
Professional fees	304,735	618,804	1,076,170	1,812,561
Rent	1,311,441	1,157,588	4,376,495	2,605,934
Salaries and benefits	2,785,350	2,355,994	8,004,694	7,149,016
Travel and promotion	82,911	72,464	316,508	213,034

	$9,446,329	$8,138,084	$27,040,316	$21,393,276

NOTE 19 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended May 31, 2011	3 Months Ended May 31, 2010	9 Months Ended May 31, 2011	9 Months Ended May 31, 2010

Accounts receivable	$(3,317,676)	$(335,922)	$(5,635,721)	$(1,937,878)
Prepaid expenses	(8,478)	446,717	129,140	320,233
Inventory	(3,443)	(14,242)	(94,923)	(102,428)
Accounts payable and accrued liabilities	541,950	(310,460)	(492,996)	(576,453)
Income taxes payable	(1)	29,477	(14,281)	199,273
Deferred revenues	2,646,076	649,181	3,852,042	1,256,747

	$(141,572)	$464,751	$(2,256,739)	$(840,506)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 20 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Nine Months Ended May 31, 2011
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$3,699,122	$20,854,805	$14,243,124	$-	$-	$38,797,051
Design and advertising	-	-	-	1,517,912	-	1,517,912

	$3,699,122	$20,854,805	$14,243,124	$1,517,912	$-	$40,314,963

Revenues, net of direct costs	$1,856,820	$13,324,785	$9,375,343	$767,481	$-	$25,324,429
Other expenses and items:
General and administrative	(1,857,866)	(12,120,842)	(9,545,534)	(632,699)	(2,883,375)	(27,040,316)
Amortization	(313,346)	(566,651)	(211,062)	(20,562)	(52,170)	(1,163,791)
Business development costs	(38,743)	(19,994)	-	-	-	(58,737)
Stock-based compensation	-	-	-	-	(76,114)	(76,114)
Interest and other income	41,170	-	-	3,670	-	44,840
Foreign exchange gain (loss)	670	-	-	(6,250)	(8,757)	(14,337)
Interest on long-term debt	-	(111,035)	-	-	-	(111,035)
Gain (loss) on disposal of assets	7,913	-	-	(495)	-	7,418
Impairment of intangible assets and goodwill	(5,769,252)	-	-	-	-	(5,769,252)
Write-off of deferred finance fees	-	-	-	-	(510,711)	(510,711)
Restructuring and integration costs	-	-	-	-	-	-
Income tax recovery (provision), net	815,862	367,068	-	-	704,417	1,887,347
Non-controlling interests	(46,809)	(272,139)	-	-	-	(318,948)
Inter-segment transactions	-	(553,907)	(400,469)	24,450	929,926	-

Net (loss) income	$(5,303,581)	$47,285	$(781,722)	$135,595	$(1,896,784)	$(7,799,207)

Total assets	$5,912,677	$25,729,194	$14,205,870	$650,016	$3,357,577	$49,855,334

Property and equipment	$718,869	$1,896,615	$332,968	$167,237	$43,721	$3,159,410

Intangible assets	$723,282	$7,566,600	$2,595,000	$-	$95,433	$10,980,315

Goodwill	$-	$5,169,303	$3,542,488	$-	$-	$8,711,791

Non-controlling interests	$598,369	$582,420	$-	$-	$-	$1,180,789

Capital expenditures	$187,000	$156,062	$56,781	$16,831	$45,383	$462,057

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 20 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Nine Months Ended May 31, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$6,099,602	$26,412,303	$2,134,189	$-	$-	$34,646,094
Design and advertising	-	-	-	1,178,102	-	1,178,102

	$6,099,602	$26,412,303	$2,134,189	$1,178,102	$-	$35,824,196

Revenues, net of direct costs	$3,141,750	$18,272,519	$1,026,132	$665,585	$-	$23,105,986
Other expenses and items:
General and administrative	(2,463,757)	(13,176,058)	(1,627,831)	(594,928)	(3,530,702)	(21,393,276)
Amortization	(371,716)	(537,401)	(35,499)	(19,340)	(46,194)	(1,010,150)
Business development costs	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	(217,626)	(217,626)
Interest and other income	14,643	-	-	774	378	15,795
Foreign exchange gain (loss)	(80,624)	-	-	(2,753)	(3,509)	(86,886)
Interest on long-term debt	-	(44,271)	-	-	-	(44,271)
Gain (loss) on disposal of assets	-	(9,075)	-	-	-	(9,075)
Impairment of intangible assets and goodwill	-	-	-	-	-	-
Write-off of deferred finance fees	-	-	-	-	-	-
Restructuring and integration costs	-	(148,500)	-	-	(72,500)	(221,000)
Income tax recovery (provision), net	(59,942)	(377,900)	-	-	2,029,959	1,592,117
Non-controlling interests	(69,996)	(425,928)	-	-	-	(495,924)
Inter-segment transactions	-	(2,628,329)	-	16,921	2,611,408	-

Net income (loss)	$110,358	$925,057	$(637,198)	$66,259	$771,214	$1,235,690

Total assets	$14,938,747	$30,706,930	$8,164,584	$415,229	$4,823,793	$59,049,283

Property and equipment	$976,045	$2,442,675	$343,900	$81,835	$5,642	$3,850,097

Intangible assets	$6,256,377	$7,737,460	$-	$-	$155,697	$14,149,534

Goodwill and unallocated purchase price	$2,287,905	$4,722,970	$6,107,481	$-	$-	$13,118,356

Non-controlling interests	$795,816	$479,206	$-	$-	$-	$1,275,022

Capital expenditures	$85,611	$462,214	$7,577	$-	$-	$555,402

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2011
(Unaudited)

NOTE 21 – SUBSEQUENT EVENTS

On June 29, 2011, the Company completed a private placement of 2,723,333 units at $0.30 per unit for total proceeds of $817,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of three years from the date of issuance.